Exhibit 99.3

Centurium Capital Suite 1008, Two Pacific Place 88 Queensway Hong Kong

By hand and by email	30 July 2020

The Board of Directors

Luckin Coffee Inc.

c/o Conyers Trust Company (Cayman) Limited,

PO Box 2681 ,

Cricket Square,

Hutchins Drive,

George Town,

Grand Cayman KY1-1111 ,

Cayman Islands

Re:          Members’ Requisition to Convene an Extraordinary General Meeting of Luckin Coffee Inc (the “Company”)

Dear Sirs,

1.                                      We, representing Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited, are registered shareholders of the Company together holding as of the date hereof not less than ten (10) per cent of all votes attaching to all issued and outstanding shares entitled to vote at general meetings of the Company.

2.                                      Pursuant to Articles 66- 68 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), we hereby require the Chairman and/or the Board of Directors of the Company (the “Board”) to convene an extraordinary general meeting of the Company (“EGM”) as soon as practicable and in any event within 21 days of the date of deposit of this requisition at the registered office of the Company.

3.             The object of the EGM is for the members of the Company to consider and vote on the following resolutions:

(a)                                 Resolution 1: Ms Ying Zeng be and is hereby removed as a director of the Company with effect from the conclusion of the EGM.

(b)                                 Resolution 2: Ms Jie Yang be and is hereby removed as a director of the Company with effect from the conclusion of the EGM.

(c)                                  Resolution 3: Mr Sean Shao be and is hereby appointed as a director of the Company with effect from the conclusion of the EGM.

4.             This requisition and the proposed resolutions are required due to the following:

(a)                                 The circumstances around the extraordinary general meeting held on 5 July 2020 (the “5 July EGM”) as requisitioned by Haode Investment Inc (“Haode”), a company controlled at the time by the former chairman of the Board, Mr. Charles Zhengyao Lu, including the timing of the 5 July EGM, the subsequent liquidation process of Haode, and the resolutions proposed by Haode in the 5 July EGM, caused concerns over the independence of the directors nominated by Haode and elected in the 5 July EGM.

(b)                                 It is important that there be no doubt as to the bona fides and ability to exercise independent judgment of any board member in order for the Company to be able to properly function.

(c)                                  We understand that the Company has been placed into provisional liquidation in order to restructure its debt position. In the circumstances, the directors retain certain powers and work with the provisional liquidators in facilitating a scheme or compromise with the Company’s creditors. It is therefore even more important that the bona fides and ability to exercise independent judgment on the part of the directors be certain and there be no doubt that the directors will duly fulfill their fiduciary duties.

(d)                                 Mr Sean Shao was the head of the Special Committee set up in March 2020 to carry out an independent investigation. His reinstatement will allow for the Board to fully implement the remedial measures as recommended by the Special Committee, and to further facilitate any process related thereto.

(e)                                  The proposed resolutions must be considered and, if approved by the members, passed in order that the Company’s Board can be properly constituted.

5.                                      We request a copy of the latest register of members of the Company confirming our registered shareholding in the Company. Please also send us a copy of the register of directors.

6.                                      The Board is hereby put on notice that it should not issue additional shares in the Company in such way as to affect the balance of voting power between shareholders of the Company or influence in any way the outcome of any resolutions of the shareholders of the Company, irrespective of any potential corporate benefit to the Company.

7.                                      All of our rights as a registered shareholder of the Company (including the right to convene the EGM if the Chairman and the Board fail to do so properly) are hereby reserved.

Kindly acknowledge receipt on behalf of the Company by signing and returning a copy of this requisition to us.

Yours faithfully,

/s/ Liu, Jun
Liu, Jun

duly authorised signatory for and on behalf of

Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited

Copy to:

Conyers Dill & Pearman

Attention: Nigel Meeson QC

By email: nigel.meeson@conyers.com

Alvarez & Marsal (Attn: Alexander Lawson & Wing Sze Tiffany Wong, Joint Provisional Liquidators ofthe Company) Campbells (Attn: Mark Goodman, Attorneys for the JPLs)

Receipt acknowledged at the registered office of the Company

/s/ Jinyi Guo

For and on behalf of Luckin Coffee Inc.